Exhibit 99.1

ELECTROVAYA INC.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED SEPTEMBER 30, 2025

DECEMBER 10, 2025

ELECTROVAYA INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1.	CORPORATE STRUCTURE	2
	1.1 Name, Address and Incorporation
	1.2 Our Mission and Values
	1.3 Intercorporate Relationships
2.	GENERAL DEVELOPMENT OF THE BUSINESS	3
	2.1 Summary of the Business
	2.2 Three-Year History
	2.3 Narrative Description of the Business
3.	CAPITAL STRUCTURE AND MARKET FOR SHARES	11
4.	DIVIDEND POLICY	13
5.	DIRECTORS AND OFFICERS	14
6.	TRANSFER AGENT AND REGISTRAR	16
7.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	17
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17
9.	MATERIAL CONTRACTS	19
10.	INTERESTS OF EXPERTS	19
11.	RISK FACTORS	19
12.	ADDITIONAL INFORMATION	32
13.	AUDIT COMMITTEE	33
APPENDIX “A” AUDIT COMMITTEE CHARTER		A-1

ELECTROVAYA INC.

ANNUAL INFORMATION FORM

Unless otherwise indicated herein, the information set out in this annual information form (“AIF”) is current to December 10, 2025 and is presented in US dollars.

This AIF contains forward-looking statements including statements with respect to the effects of pandemics, geopolitical tensions, supply chains customer demand and order flow, other factors impacting revenue, the competitive position of the Company’s products, global trends in technology supply chains, the Company’s strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company’s products, including high voltage battery systems for electric bus, truck and energy storage applications and low voltage battery systems for electric lift truck and robotic applications and the potential for revenue from new applications , cost implications, continually increasing the Company’s intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this AIF include, among other things, that that current customers will continue to make and increase orders for the Company’s products; that the Company’s alternate supply chain will be adequate to replace material supply and manufacturing; that the Company’s products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to inflation, currency rates and creditworthiness of customers); the relative effect of the global geopolitical and supply chain challenges on the Company’s business, its customers, and the economy generally; the Company’s technology enabling a new category of solid state battery that meets the requirements for broader market adoption; the Company’s liquidity and capital resources, including the availability of additional capital resources to fund its activities; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading “Risk Factors”, and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

1.	Corporate Structure

1.1	Name, Address and Incorporation

The company’s full corporate name is Electrovaya Inc. (the “Company” or “Electrovaya”), which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all its subsidiaries (unless the context otherwise requires).

Our registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario L5N 1P8. Our telephone number and website address are (905) 855-4610 and www.electrovaya.com, respectively.

Electrovaya was incorporated under the Business Corporations Act (Ontario) in September 1996. The Company listed on the Toronto Stock Exchange in November 2000 under the ticker “EFL”. The Company changed the ticker symbol on the TSX to ELVA and began trading on the Nasdaq Stock exchanged on July 6, 2023.

Electrovaya is a leader in advanced lithium-ion battery technology, leveraging proprietary materials science and a robust intellectual property portfolio to deliver industry-leading safety and exceptional cycle life. Our solutions power mission-critical, heavy-duty applications—including material handling, robotics, heavy duty vehicles, and defense systems. Supported by a multidisciplinary team of engineers, we provide fully integrated energy solutions that combine cutting-edge cell design, battery management systems, and system-level innovation to meet the most demanding performance requirements.

1.2	Our Mission and Values

Electrovaya’s mission is to deliver the world’s best battery solutions for mission-critical applications, enabling the global energy transition and supporting resilient energy security. We aim to accelerate electrification across industrial, transportation, and defense sectors while creating long-term value for our shareholders. Through continuous innovation in advanced materials and proprietary technologies, we strive to enhance safety, performance, and longevity in every product we deliver.

1.3	Intercorporate Relationships

The following diagram illustrates the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary’s respective jurisdiction of formation.

2.	General Development of the Business

2.1	Summary of the Business

Electrovaya is a technology-focused lithium-ion battery company engaged in the design, development and manufacturing of advanced battery cells, modules and systems. The Company’s products primarily are based on its proprietary Infinity Battery Technology, which incorporates ceramic-enhanced lithium-ion cell constructions and advanced materials that deliver high safety performance, long cycle life and strong durability in demanding operating environments. These characteristics make Electrovaya’s products suitable for mission-critical applications, including material-handling equipment, robotic and autonomous vehicles, heavy-duty electric vehicles, defense-related platforms and stationary energy-storage systems.

Electrovaya’s development activities draw upon capabilities in electrochemistry, materials science, mechanical and electrical engineering, and battery-management software. The Company maintains an expanding intellectual-property portfolio related to advanced materials, cell designs, ceramic components, separator technologies and system-level battery architectures. Electrovaya is also engaged in programs related to next-generation solid-state and hybrid solid-state battery technologies, as well as improvements to its existing Infinity platform.

The Company’s commercial offerings include low-voltage and high-voltage battery systems supplied to a range of industrial and transportation markets. These include material-handling equipment, robotic vehicles, airport ground-support equipment, construction and mining equipment, electric buses and trucks, and grid-connected or behind-the-meter energy-storage installations. While the material-handling sector has historically represented a significant share of the Company’s revenue, Electrovaya continues to expand into adjacent markets where long operating life, enhanced safety and reliable high-power performance are essential.

Electrovaya sells its products through a combination of original equipment manufacturer relationships, dealer networks and direct sales to large fleet operators and industrial customers. The Company is expanding its commercial reach in North America and internationally, targeting applications in which performance, safety and operational reliability serve as key purchasing criteria.

Electrovaya maintains research, engineering and manufacturing operations in Mississauga, Ontario. To support anticipated growth, as well as emerging energy-security and domestic-manufacturing priorities in North America, the Company is developing a lithium-ion cell and battery manufacturing facility located on a 52-acre site near Jamestown, New York. The site includes a 137,000-square-foot building that is intended to serve as the Company’s first U.S. cell manufacturing location. The project is supported in part by government incentives, including a direct loan from the Export-Import Bank of the United States. Following completion and commissioning, the facility is expected to increase production capacity and provide U.S.-based manufacturing capabilities aligned with evolving supply-chain and national energy-security objectives.

Additional information can be found in the Company’s Management’s Discussion and Analysis for the year ended September 30, 2025.

2.2	Three-Year History

During the last three years, Electrovaya has developed advanced lithium-ion battery cells and systems with unique performance attributes for use in a variety of heavy duty and mission critical applications. The first target market for these products was the material handling sector as it was an existing market that was relatively mature and willing to pay higher costs for better performing battery products. As of today, the majority of our battery systems are being utilized in the material handling industry. The Company demonstrated continuous improvements in the energy density of its commercial cell technologies and also has launched an increasing list of battery systems. These include battery systems for multiple classes of material handling vehicles, customized systems for robotic applications, airport ground equipment, high voltage battery systems that are targeting the electric bus, truck and energy storage applications and finally customized solutions for defense applications. Many of these battery systems have also gone through UL safety testing certification and the Company has maintained ISO9001 certification since 2022. Electrovaya has started making more deliveries to sectors other than material handling and is expecting these sectors to grow to become more material in future years. The company continues research and development activities for new battery systems, advances in battery management system technology and next generation solid state battery technology.

Listing on NASDAQ

In Fiscal 2023, Electrovaya achieved a significant milestone by listing its common shares on the Nasdaq Capital Market, enhancing the Company’s visibility and access to U.S. capital markets.

EXIM loan for Jamestown facility

Electrovaya has positioned itself to increase its domestic manufacturing capacity and support overall anticipated growth in demand for its products. In March 2025, the company was able to close the term loan from The Export-Import Bank of the United States (“EXIM”) for the amount of $50.8 million to support Electrovaya’s expansion in Jamestown New York. The Company made the first draw from EXIM facility in the month of September 30, 2025. The project is expected to be completed by the last quarter of FY 2026 or first quarter of FY 2027.

Bank of Montreal working capital facility

In March 2025, the Company also refinanced its working capital facility with the Bank of Montreal with a three-year senior secured asset-based lending facility. The facility provides an initial US $20 million with a further US $5 million accordion to support further growth. The facility lowers the Company’s cost of capital with reduced interest rates and fees, strengthening its financial position

Equity raises in the market

Over the past three years the Company has been active in the equity markets.

During the month of November 2023, the Company issued shares and warrants via private placement and raised $10.5 million in cash for the Company.

During the month of December 2024, the company issued additional 5,951,250 shares in a brokered offering in the market and raised a total of $12.8 million (net receipts).

During the month of November 2025 (i.e. FY 2026), the company issued 5,405,000 shares to the investors in a brokered offering, raising a total of $28.2 million.

OEM Partners

The Material Handling vertical has represented the largest segment for Electrovaya and over the last three years accounts for over 95% of its sales.

Electrovaya has developed extensive relationships with OEMs to support both the distribution of Electrovaya battery systems as well as the integration of Electrovaya battery products into specific vehicle programs.

In December 2020, Electrovaya and Raymond Corporation signed a Strategic Supply Agreement making Raymond Corporation, the Company’s partner in the material handling industry. In November 2023, the Company announced a new three year agreement that included the addition of Toyota Material Handling. This new agreement increased sales volumes and also included the capability to supply to additional affiliated companies.

In April 2024, Electrovaya announced a partnership with Sumitomo Corporation Power and Mobility (“SCPM”). Through this relationship Electrovaya and SCPM are actively marketing Electrovaya’s solutions to OEMs in Japan and elsewhere. The partnership resulted in an initial supply agreement with a global construction equipment manufacturer.

Product Launches

In 2024, Electrovaya developed customized battery systems for specific vehicle development programs for two of its OEM partners. These vehicles are expected to be launched in 2026.

On July 2025, the Company announced that it has launched multiple battery system products for a variety of robotic vehicle platforms. These battery systems developed in collaboration with three major OEM partners, with 2 based in the USA and 1 in Japan for a variety of robotic vehicle applications ranging from material handling to surveillance applications. Initial deliveries to all three OEMs will begin in the current quarter with anticipated commercial deliveries accelerating from FY 2026 onwards.

On July 29, 2025, the Company announced the launch of multiple battery system products designed specifically for airport ground support equipment (GSE). Developed in collaboration with a major original equipment manufacturer (OEM) supplier, these innovative systems support a broad range of electrified ground support equipment (GSE) applications, including airplane tuggers, baggage tractors, belt loaders, cargo loaders, and more.

Improvement in overall financial health of the Company

The Company has demonstrated a strong improvement in adjusted EBITDA performance over the past two fiscal years. In Fiscal 2025, Electrovaya achieved several significant financial milestones, including generating positive adjusted EBITDA of $8.8 million and net income of $3.3 million. Revenue for the year was $64 million, representing an increase of approximately 43% compared to the prior year. In addition, the successful equity raise of approximately $28 million in November 2025 has further strengthened the Company’s liquidity position and supported a solid overall financial foundation.

2.3	Narrative Description of the Business

2.3.1	Overview of Products & Services

Electrovaya developed and commercialized a lithium-ion battery technology that management believes enables significant enhancements to battery cycle life (longevity) and safety performance. Electrovaya has considerable internal data backing up these claims in addition to third party test data. The Company has been marketing the technology as its “Infinity Battery Technology” and has focused on applications that require either or both performance differentiations. This technology owned by the Company and is protected by a variety of patents and know-how based intellectual property and includes unique ceramic separator and cell design features amongst other proprietary attributes. The core building block of the technology is demonstrated at the lithium-ion cell level, where independent third party testing has validated the performance differentiation. While the Company does provide cell level products to some customers, the vast majority of sales are derived from battery systems which are electromechanical systems made up of multiple lithium-ion cells in combination with electronics and electromechanical components. These systems are customized for a variety of applications, the most mature being Material Handling Electric Vehicles (“MHEV”).

Battery System Products

Over the last 7 years, Electrovaya has developed an increasing number of battery systems based on its Infinity Technology. For MHEV applications, the Company provides over 50 distinct battery models, most of which have received UL 2580 or another type of certification. These systems include a variety of voltage classes and capacities and are designed to be compatible with various Class 1-5 material handling vehicles. The Company has deployed over 10,000 battery systems in this category and they are in use at some of the world’s largest companies’ distribution center networks.

Other products that the Company has recently developed include a variety of battery systems designed for airport ground support equipment (“GSE”), battery systems tailored for robotic applications and some specialized battery systems designed for mission critical defense applications. These other products are at relative infancy and are expected to be scaled in production over the coming years.

Products under Development

Electrovaya is developing new products including both new cell technologies and new battery systems. New cell technologies include a proprietary solid state battery development which has been underway for the last several years. The Company has filed multiple patents for this technology and has plans to file additional patents. Currently the solid state battery effort has led to small cells being produced and the Company is currently investing to scale these efforts to enable pre-commercial test samples to strategic customers. Electrovaya’s solid state cells feature proprietary ceramic separator technology that leverages some of the existing technology know-how from the Company’s existing technology portfolio. The advantages of the solid state battery technology include much higher energy density making the technology attractive for applications like airborne drones, aerospace and defense applications and consumer electronics. Management believes the technology is complimentary to the Infinity Technology and would serve distinct applications.

Other cell based development efforts include a high power version of its Infinity Battery technology to enable sub five minute charge rates. The Company believes that there is strong demand for this type of product for certain robotic applications.

Electrovaya continues to invest into new battery system products based on its core Infinity Technology. This includes new products to serve energy storage, robotic, defense and other speciality applications.

2.3.2 Sale of Products

Electrovaya’s largest vertical by sales volume continues to be the MHEV vertical. While the Company has focused the majority of its sales efforts primarily on this sector, we have recently developed new products designed to serve new verticals including heavy duty vehicles, robotics, airport ground support equipment (GSE) and energy storage systems. Our primary geographical focus is North America, however we have had recent sales activities in South America, Asia and Australia.

For our batteries powering MHEVs, there are two main market sales channels; the OEM Partners sales channel and the Direct sales channel. The Company also maintains strong relationships with the end users of its products even if the sale of its products was conducted by a distributer or OEM partner. These direct relationships are key to maintaining long term commitments and visibility for demand. The Company is actively pursuing additional OEM and distributer relationships for robotics, airport ground support equipment, electric bus, truck, diesel generator replacement and defense applications. The Company anticipates some contribution to revenue from these new market segments from the 2026 fiscal year, however with more significant contributions in 2027 and beyond due to production schedules of the targeted OEMs.

2.3.3 Competition

The battery industry is highly competitive. Electrovaya competes with a large number of market participants including pure-play battery providers, diversified technology and industrial vendors and strategic joint ventures. Our primary competitors are included in the following summary below:

●	MHEVs including forklifts and Automated Guided Vehicles. Competition in this group includes alternative power sources such as lithium ion batteries, lead acid batteries, hydrogen fuel cells and other power sources including fossil fuels. Our lead acid battery competitors include EnerSys, East Penn Manufacturing Company and Exide Technologies Inc. Our hydrogen fuel cell competitors include Plug Power, Ballard as well as forklift manufacturers Hyster Yale and Linde. Competitors in the lithium ion battery sector include East Penn, Flux Power and EnerSys.

●	High Voltage Vehicle Battery Systems. Competition includes manufacturers and battery system integrators including Proterra, Nikola, Microvast, Akasol, Forsee Power, Toshiba and others.

●	Stationary Energy Storage. Competition includes manufacturers and system integrators. We compete primarily with LG Chem, Panasonic, Tesla, SAFT, BYD, Fluence, Samsung, SK Innovation, Toshiba, Leclanche, and others.

●	Other Electric Vehicle Battery Systems. We compete primarily with LG Chem, Johnson Controls, SAFT, Samsung, SK Innovation, BYD, CATL, Enersys, Panasonic, and others.

●	Batteries for Robotic Applications: Electrovaya is launching battery systems for robotic applications. The competition for these solutions includes but is not limited to Toshiba, LG, Panasonic and others.

●	Batteries for Airport Ground Equipment: Electrovaya is launch battery systems for airport ground equipment. The competition for these solutions includes but is not limited to Flux Power, Enersys, East Penn and others.

To compete successfully, we intend to continue to build on the advantages offered by our technology.

2.3.4 Research and Development

Electrovaya continues to research, develop and commercialize improved lithium-ion batteries and associated technologies with longer life, higher energy density and increased safety. The Company primarily uses “NCM” (nickel cobalt manganese) based cells. When combined with other Electrovaya technologies including specialized electrolytes and ceramic composite separators, the end result is a cell with competitive advantages in performance, cycle life and safety. The Company also launched a cell product based on Lithium Iron Phosphate “LFP” cathodes targeting markets that call for this technology and also enabling lower cost alternatives to its core NMC based products.

Electrovaya is committed to investing in developing better products for our customers and pursuing research activities that prepare us for the future. To date, Electrovaya has invested more than $100 million in research & development and manufacturing advances and continues to invest in current and future technologies.

At the system level, our team of engineers continues to develop the mechanical, thermal, electrical, and control systems for innovative battery systems for our clients, enabling us to offer a complete solution for their specific power or energy requirements. Electrovaya has expanded its engineering team in the current fiscal year and is pursuing an aggressive product development plan.

The Electrovaya Labs division continues research into next generation cells and batteries in the areas of solid-state cells, electrode production, rapid charging and higher energy density batteries, and will generate additional intellectual property and patent applications in connection with the same. Electrovaya expanded the team at this division in 2024 and 2025 and expects to continue this trend. The Company continues to invest in a few key areas for this division including for solid state batteries and next generation ceramic separator development. These investments include both capital equipment and personnel.

2.3.5 Intellectual Property

Electrovaya has a program to enhance its intellectual properties and owns many patents. These patents cover our fundamental structural technology innovations, our system level designs including our intelligent battery management system for transportation, as well as some nanomaterial developments. Our patents are issued globally and typically across the United States and Canada. In some cases, we do file into other jurisdictions such as Europe, India, China, Japan and other countries where potential markets and/or manufacturing activities make patent protection desirable and economically justifiable. Electrovaya recently also acquired about 30 patents mainly on ceramic composite separators and lithium ion cells.

We seek to protect our intellectual property, including our technological innovations, products, software, manufacturing processes, business methods, know-how, trade secrets, trademarks and trade dress by law through patents, copyright and trademark law, by contract through non-disclosure agreements, and through safeguarding of trade secrets.

Our patent portfolio, trade secrets and proprietary know-how are an important component in protecting our battery innovations and our manufacturing processes. We further protect our trade secrets and proprietary know-how by keeping our facilities physically secure, disclosing relevant information only on a need-to-know basis and entering into non-disclosure agreements with our potential customers, employees, consultants and potential strategic partners, and by treating and marking the confidential information as confidential.

We will continue to apply for patents resulting from ongoing research and development activities, acquire, or license patents from third parties, if appropriate, and further develop the trade secrets related to our manufacturing processes and the design and operation of the equipment we use in our manufacturing processes.

2.3.6 Employees

As of September 30, 2025 we had approximately 123 full-time employees as well as contract employees and consultants. We believe we enjoy a good and productive relationship with our employees.

2.3.7 Manufacturing

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. The location comprises approximately 62,000 square feet and is designed to enhance the Company’s productivity and efficiency. The facilities are focused on lithium ion battery production, which includes the assembly, integration and testing of lithium ion batteries as well as development and testing of new products and enhancements by our engineering team.

During the last quarter of FY 2026 or first quarter of FY2027, the Company anticipates that it will begin operations at its 137,000 square feet facility in Jamestown, New York. The facility will be focused on cell, pack and module manufacturing of lithium-ion batteries. The facility will produce both the Infinity and Infinity-HV battery lines and provide additional capacity as the Company expands into new verticals.

2.3.8 Safety

Safety is of paramount importance to the Company not only for our products but more importantly for our people. We have robust safety protocols in all areas. We have a Joint Health and Safety Committee which includes employees across disciplines and at all levels. This Committee regularly meets to ensure safety protocols are followed and updated when necessary.

Our products are designed and manufactured with safety as the primary concern. All components are vigorously tested prior to being included in the manufacturing process. Our products are assembled to the highest standard and are subject to a comprehensive end of line testing to ensure they adhere to our demanding safety standards.

Electrovaya recently achieved the UL2580 certification on a variety of battery systems, with UL LLC completing multiple system level tests on Electrovaya’s batteries, including fire propagation at both ambient and elevated temperatures, and other electrical and mechanical tests. Furthermore, UL completed full functional testing and provided UL991 and UL1998 certifications relating to Electrovaya’s latest battery management systems. Furthermore, Electrovaya achieved UL recognition for its latest NMC and LFP cells.

2.3.9 Quality

Quality is also an integral part of our culture and processes. We believe we have differentiated ourselves in the market by having the highest quality and safest product available.

Electrovaya received ISO9001:2015 Quality Management certification in 2022. Furthermore, our quality assurance management system has been tested and validated by a number of third parties including Toyota Material Handling and Raymond Corporation.

Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to our rigorous quality standards while being produced in a safe and environmentally conscious manner.

2.3.10 Sustainability

Our Company was founded 29 years ago with the express purpose to develop clean technology for a greener planet. Electrovaya is focused on contributing to the prevention of climate change through supplying the safest and longest lasting Li-Ion batteries in the marketplace. Our goal is to be a global leader in the supply of advanced lithium ion battery technologies.

Our processes and facilities embody our focus on sustainability. Waste is minimized and recycled where possible. Steps have been introduced to reduce our energy and water use.

3.	Capital Structure and Market for Shares

Our authorized share capital consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. The holders of our common shares are entitled to vote at all meetings of our shareholders, and each common share carries the right to one vote in person or by proxy. The holders of the common shares are also entitled to receive any dividends we may declare, and to receive our remaining property upon liquidation, dissolution or wind-up.

In June 2023, the Company, with the approval of shareholders, carried out a share consolidation at a ratio of 5 to 1. Subsequent to this, in July 2023, the Company listed its common shares on Nasdaq.

Our common shares are listed for trading on the Toronto Stock Exchange under the symbol “ELVA.TO” and on the Nasdaq under the symbol “ELVA”. The table below sets forth information relating to the trading of the common shares on the TSX and Nasdaq for the months indicated.

TSX (CDN)

Date	High	Low	Volume
Sep 2025	10.43	7.88	3,209,400
Aug 2025	8.47	5.86	1,361,900
Jul 2025	7.00	4.22	1,112,600
Jun 2025	5.00	4.09	597,200
May 2025	4.60	3.62	386,900
Apr 2025	3.85	3.13	208,000
Mar 2025	4.15	2.85	460,200
Feb 2025	3.79	3.09	294,700
Jan 2025	4.10	3.39	438,800
Dec 2024	4.10	3.02	710,900
Nov 2024	3.94	2.80	472,600
Oct 2024	3.94	2.84	175,800

NASDAQ

Date	High	Low	Volume
Sep 2025	7.49	5.71	11,655,900
Aug 2025	6.20	4.16	5,457,500
Jul 2025	5.14	3.11	4,270,600
Jun 2025	3.71	2.98	1,909,400
May 2025	3.44	2.55	1,440,200
Apr 2025	2.77	2.25	562,700
Mar 2025	2.92	1.80	1,498,600
Feb 2025	2.68	2.11	1,089,100
Jan 2025	2.89	2.31	1,938,900
Dec 2024	2.91	2.11	2,697,800
Nov 2024	2.78	1.73	1,762,200
Oct 2024	2.36	2.05	301,600

4.	Dividend Policy

We have never declared or paid any dividends on our common shares in the past; however, we may declare and pay dividends on our common shares in the future depending upon our financial performance.

5.	Directors and Officers

The following table sets forth the names and municipalities of residence of our directors and officers, the position they hold with us and their principal occupation during the last five years:

Name, Office (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned	Stock Options Held	Warrants
Dr. Sankar Das Gupta, Mississauga, Ontario, Canada Executive Chairman	1996	10,295,751	605,000	1,420,000
Dr. Carolyn M. Hansson(1)(2) Waterloo, Ontario, Canada Director Professor of Materials Engineering, Department of Mechanical and Mechatronics Engineering, University of Waterloo	2017	50,000	57,000	—
Dr. James K. Jacobs(1)(2), Toronto, Ontario, Canada Director Retired	2018	478,107	46,000	—
Kartick Kumar(1)(2) San Francisco, California, USA Director Managing Director, Climate Investments, King Philanthropies	2021	2	32,000	—
Dr. Rajshekar Das Gupta Oakville, Ontario, Canada Director, Chief Executive Officer	2022	671,048	2,059,000	38,884
Steven Berkenfeld New York, New York USA Director	2023	—	70,000	—
John Gibson Hamilton, Ontario, Canada Secretary and Chief Financial Officer	N/A	3,444	204,000	—

(1)	Audit Committee member.

(2)	Nominating, Corporate Governance and Compensation Committee member.

All directors hold office until the close of the next annual meeting of the shareholders or until their successors are duly elected or appointed.

As of September 30, 2025, the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 11,498,352 or approximately 27% of the issued and outstanding common shares of the Company.

In October, 2023, the board of directors accepted the nomination of Steven Berkenfeld to join as a director of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, to the best of management’s knowledge, no officer or director:

(a)	is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the officer or director.

On January 25, 2018, Litarion GmbH (“Litarion”), a former subsidiary of Electrovaya, commenced a voluntary structured insolvency process and an Administrator was put in place for the sale of the business. On April 30, 2018, the Administrator commenced insolvency proceedings and assumed control of the assets of Litarion. Sankar Das Gupta, Executive Chairman of the Corporation, was a managing director of Litarion until the Administrator’s appointment.

In June, 2021, the administrator of Litarion and the Company and its officers agreed to mutually settle all claims as part of the termination of the insolvency proceedings.

Except as described below, to the best of management’s knowledge, no officer or director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to make an investment decision in the Company’s common shares.

On June 30, 2017, the Company and Sankar Das Gupta, Executive Chairman of the Corporation, entered into a Settlement Agreement (the “Agreement”) with Staff of the Ontario Securities Commission (“OSC”) resolving issues the OSC identified with respect to the Company’s continuous disclosure between December 2015 and September 2016 (the “Time Period”). The Agreement settled allegations by the OSC regarding unbalanced news releases that did not adequately disclose the nature and risks of newly-announced business arrangements issued by the Company during the Time Period, that the Company did not update previously announced forward-looking information in its Management Discussion and Analysis during the Time Period, and that the Company did not provide an accurate description of its business in its annual information form filed during the Time Period.

The Company did not face a financial penalty in relation to the Agreement. Dr. Das Gupta agreed to pay an administrative penalty and upgrade his personal knowledge of continuous disclosure standards. Under the terms of the Agreement, the Company agreed to additional steps to comply with continuous disclosure requirements, including

●	a review of the Company’s corporate governance framework by an independent consultant and adopting all recommended changes that are accepted by OSC Staff;

●	instituting a disclosure committee comprising 4 directors (2 of whom were required to be independent) for a period of 20 months, which committee was to approve all public disclosure made by the Corporation;

●	naming an independent director as Chair of the disclosure committee for a period of 20 months; and

●	naming an independent director as Chair of the Board for a period of 20 months.

Under the terms of the Settlement Agreement, Dr. Das Gupta agreed to:

●	pay an administrative penalty of Cdn$250,000;

●	a prohibition on acting as a director or officer of any reporting issuer, other than the Company or an affiliate, for a period of one year;

●	pay the costs of the corporate governance consultant’s review; and

●	participate in, and pay for, a corporate governance course on disclosure issues acceptable to staff of the OSC.

6.	Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is TSX Trust Company at its principal office in Toronto, Ontario.

7.	Legal Proceedings and Regulatory Actions

The Company is not involved in any legal proceeding or regulatory action which it expects would have a material effect on the Company.

8.	Interest of Management and Others in Material Transactions

Other than as disclosed in this AIF, no director, executive officer, person or company that beneficially owns or controls more than 10% of any class of the Company’s outstanding voting securities, or any associates or affiliates of persons had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the company.

Purchase of Jamestown Property

On October 15, 2021, the Company, as purchaser, agreed to purchase the property municipally known as 1 Precision Way, Jamestown, NY 14701 (the “Property”) for a purchase price of $5 million. Among other factors, the Property was of interest to the Company for various reasons, including access to Government incentives, increased capacity, and access to the US market.

Prior to closing, it was determined that the Company would not have access to sufficient capital to finance the building purchase. The vendor had another buyer, therefore, in May 2022, prior to closing, the Company, as assignor, and Sustainable Energy Jamestown LLC (“SEJ”), as assignee, entered into an agreement to assign the agreement of purchase and sale for the Property to SEJ, with the intention that SEJ would complete the purchase of the Property. SEJ completed the purchase of the property in May 2022.

On November 1, 2022, the Company entered into an agreement with Sustainable Energy Jamestown (“SEJ”), a party related to shareholders of the Company for the purchase of the building at 1 Precision Way, Jamestown, NY. The purchase agreement sets the purchase price at $5,500 less any expenses incurred on behalf of the related party to date and the repayment of the deposit of $550.

On March 31, 2023, the Company completed the purchase of the membership interest in SEJ. The purchase of the site includes 52 acres of land, including a building previously utilized for the manufacturing of electronic components. The purchase price was paid by way of a $1.05 million Promissory Note payable to the members of Sustainable Energy Jamestown LLC with a term of 365 days bearing interest at 7.5% per annum payable at maturity and the assumption of a $4.4 million vendor promissory note (“VPN”) issued on July 1, 2022 with a 2 year term bearing interest at 2% per annum and secured against the property. At the time of the transaction, the balance of the VPN was $3.95 million with a payment due on maturity of $2.4 million. As part of the security interests granted to the Company’s existing lender for its consent to the transaction, Dr. Sankar Das Gupta pledged 7,000,000 Common Shares (1,400,000 post consolidation) of the Company.

In March 2025, the Company secured the direct loan for the amount of $50.8 million from Export-Import Bank of the United States. This financing will fund Electrovaya's battery manufacturing buildout including equipment, engineering and setup costs for the facility. Electrovaya has rapidly increasing demand for its products from a wide range of heavy duty and mission critical electrified applications, and it has been a priority of the Company to expand its manufacturing operations in the United States for these vital products. The Company’s manufacturing facility in Jamestown is scheduled to produce Electrovaya’s proprietary Infinity lithium-ion ceramic cells, which offer industry leading longevity and safety.

Personal Guarantees

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the Promissory Note was utilized to cover a portion of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new Promissory Note on February 28, 2024, carrying a 14% interest rate and maturing on July 31, 2025. The Promissory Note including interest accrued was repaid in full on December 30, 2024.

	September 30,
	2025	2024
Promissory Note	$nil	$519,000

Electrovaya Labs – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Das Gupta, the Chairman of the Company and a controlling shareholder, and which group included the Company’s current CEO, Dr. Raj Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of $25,000 is now with a related party of Electrovaya.

In June 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The agreement maintains a 2.5% annual rent increment while keeping all other terms and conditions unchanged.

Performance Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Corporation, a committee composed entirely of independent directors, the Board of Directors of the Corporation determined that it is advisable and in the best interests of the Corporation to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Corporation’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2.

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. The fair value of these options on the day of issuance was calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of six hundred thousand options. These options will vest in two phases: three hundred thousand options and three hundred thousand options, contingent upon achieving certain target market capitalizations.

9.	Material Contracts

The Company does not have any material contracts that were required to be filed under section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations.

10.	Interests of Experts

The auditor of the Company is MNP LLP (“MNP”), Chartered Accountants, Suite 1900, 1 Adelaide St East, Toronto, Ontario M5C 2V9. There are no registered or beneficial interests, direct or indirect, in any securities or other property of the Company or any of its subsidiaries held or received by MNP. MNP is independent in accordance with the auditors’ rules of Professional conduct in Canada.

11.	Risk Factors

Our business of designing, developing and manufacturing lithium-ion advanced battery and battery systems for the transportation, electric grid stationary storage and mobile markets faces many risks of varying degrees of significance, which could affect our ability to achieve our strategic objectives. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements. Additional risks the Company faces are disclosed in the Company’ Management’s Discussion and Analysis for the year ended September 30, 2025.

There is no assurance that we will be able to produce or generate and fulfill orders for large quantities of our products.

Electrovaya may not be able to establish anticipated levels of high-volume production on a timely, cost-effective basis, or at all. It has never manufactured batteries in substantially large quantities and it may not be able to maintain future commercial production at planned levels. As a result of the risks discussed within this AIF, among others, Electrovaya may not be able to generate or fulfill new sales orders or deliver them in a timely manner, which could have a material effect on its business and results of operations.

Our ability to generate positive cash flows

To rapidly develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital and significant debt finance over the last several years. In the financial year ending September 30, 2025 and financial year ending September 30, 2024, the Company was able to generate positive cash flows from the operations. However, due to the nature of our business coupled with timing of collection of accounts receivables and changing government regulations especially in North America, our ability to generate positive cash flows from operations and overall cash flow may vary on a year to year basis. We, as a business, will continue to incur debt service costs, increased research and development, sales and marketing, and general and administrative expenses, as well as acquisition expenses. Our business will continue to require significant amounts of working capital to support our growth. Therefore, we may not achieve sufficient revenue growth to generate positive future cash flow and may need to raise additional capital from investors or other finance sources to achieve our future growth.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

We regularly require additional capital and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per-share value of our common shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. We also seek Canadian and U.S. federal, provincial and state grants, loans and tax incentives, some of which we intend to use to expand our operations. We may not be successful in obtaining these funds or incentives. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

●	develop or enhance our products or introduce new products;

●	continue to expand our development, sales and marketing and general and administrative organizations and manufacturing operations;

●	attract top-tier companies as customers or as our technology and product development partners;

●	acquire complementary technologies, products or businesses;

●	expand our operations, in Canada, U.S. or internationally;

●	expand and maintain our manufacturing capacity;

●	hire, train and retain employees;

●	respond to competitive pressures or unanticipated working capital requirements: or

●	continue as a going concern.

Financial outlooks are inherently forward-looking and the Company’s actual financial results may differ, possibly materially, from any expected results presented in a financial outlook.

From time to time, the Company may disclose financial outlooks. Financial outlooks constitute forward-looking information, which is necessarily based on certain assumptions about future circumstances and results of operations. The Company believes it bases its financial outlooks from time to time on assumptions that are reasonable in the circumstances, but the achievement of actual results is subject to a number of risks that could cause the information in the forward-looking statement to differ from the statements as presented, possibly materially.

There is no guarantee that actual results will be as presented in any financial outlook, and may materially differ. Investors and other market participants may base their expectations on a financial outlook provided by management. Differences in financial and operating results as compared to any financial outlook may cause the trading price of the Common Shares to decrease, possibly materially.

Sales under the Material Handling OEM Strategic Supply Agreement

In December 2020, the Company entered into the Raymond Strategic Supply Agreement. In November 2023, the Company announced a new three year strategic supply agreement which included Toyota Material Handling. More recently, Raymond and Toyota Material Handling have merged under the Toyota Material Handling North America (TMHNA) name. The 2023 agreement increased the minimum sales volumes required to maintain exclusivity and also included capability to supply additional affiliated companies. The Strategic Supply Agreement includes a provision where the OEMs can have an exclusive arrangement with the Company if it makes minimum purchases. The Company based its financial outlook (including revenue forecasts) in its base shelf prospectus dated September 17, 2024 on the basis that TMHNA would be incentivized to maintain the exclusive relationship and provide purchase orders in at least an amount required to maintain exclusivity, given feedback on the products received to date, interpretation of such a clause, and an evaluation of TMHNA’s financial capability to complete such orders and the materiality of the value of such orders in the context of Raymond’s enterprise as a whole. While the Company believes it is reasonable to assume that the minimum quantity required to maintain exclusivity under the Strategic Supply Agreement will be purchased, there is no guarantee these sales will be made and the achievement of such sales is subject to a number of assumptions and factors including those described in the section “Cautionary Note Regarding Forward-Looking Information. The failure of TMHNA to fulfill a material amount of orders under the Strategic Supply Agreement, the expiry or termination of the agreement, could have both positive or a material adverse effect on the Company’s ability to meet the sales and revenue projections in any financial outlook provided herein, and on the Company’s results of operations.

We manufacture a complex product including components from various suppliers. Failures in components or the finished product could result in product recalls, and rework of the product could lead to claims and additional costs. Our products carry warranties, and this exposes us to undeterminable cost should product failures occur.

While we have in place quality controls for ourselves and our suppliers, there is no assurance that a fault will not occur occasionally. As such there is a risk of a warranty claim and recall of products, that could have a negative effect on our business and results of operations.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and may develop batteries or other technologies similar or superior to ours or otherwise compete more successfully than we do.

Competition in the battery industry is intense. The industry consists of major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as financial, technical, marketing, sales, manufacturing, scaling capacity, distribution and other resources, and name recognition substantially greater than ours. With respect to large energy storage systems specifically, this is a relatively new product offering for the Company, and competition for sales of such products includes both battery companies listed elsewhere and large multinational companies, and Electrovaya may not be able to compete with such entities due to inability to match scale, expertise, geographical reach, or other factors. These companies may develop batteries or other technologies that perform as well as or better than our batteries, activities into which the Company has limited knowledge and visibility. We believe that our primary battery competitors are existing suppliers of cylindrical lithium-ion, nickel cadmium, nickel metal-hydride and in some cases, non-starting/lighting/ignition lead-acid batteries. Potential customers may choose to do business with our more established competitors, because of their perception that our competitors are more stable, are more likely to complete various projects, can scale operations more quickly, have greater manufacturing capacity, are more likely to continue as a going concern, and may lend greater credibility to any joint venture. If we are unable to compete successfully against manufacturers of other batteries or technologies in any of our targeted applications, our business could suffer, and we could lose or be unable to gain market share.

From time to time, the Company may enter into contracts or other arrangements with customers, and may disclose estimates of future sales and revenue associated with such contracts or arrangements. Contracts with our customers typically do not provide for firm price or volume commitments, or “take or pay” arrangements with respect to product orders. As a result, our business development and partnering efforts may fail to generate revenue in meaningful amounts, or at all, and actual revenue generated from any such contracts may be materially less than estimated and announced.

From time to time, the Company will negotiate sales or supply contracts for its products. Typically, such contracts provide for a master framework for sales to a customer under which product will be sold pursuant to purchase orders, but without any minimum volumes or other purchase or payment obligations under the contract. Therefore, the Company is subject to the requirements of such customers as to if, as, when, and in what volume they wish to ultimately purchase the product.

From time to time, the Company may estimate future revenue expectations based on forecasts for orders during the life of such contract provided to the Company by the customers, and may announce such expectations publicly. However, execution of the orders remains solely at the discretion of the customers. Accordingly, Electrovaya’s actual revenues under any contract or other customer arrangement could be materially less than initially estimated or announced. Any such customer order forecasts constitute forward-looking information of the customer, and the Company does not have knowledge of the material factors or assumptions used by the customers to develop the order forecasts, and cannot assess their reliability. The Company also does not have the ability to monitor the performance of the customers’ business in order to confirm that the volumes initially represented by them in any forecasts remain valid. If such forecasts do not remain valid, or if firm irrevocable orders are not obtained, the Company’s potential estimated revenues could be materially and adversely impacted, which could have a material effect on its business and results of operations.

The Company’s actual results of operations may differ materially from the expected results announced based on arrangements with customers that are not definitive agreements. The Company may not be able to fulfill certain requirements of customer arrangements.

From time to time, the Company may enter into and announce understandings or other arrangements other than contracts with customers. Any understandings or other arrangements may be subject to additional risks including that the arrangements may still be subject to negotiation and there is no assurance a definitive agreement will be reached, or that if such agreement is reached, such agreement will be on the same terms as disclosed in the understanding. For example, product specifications may not yet have been agreed to and therefore a definitive agreement cannot be entered into, nor deliveries commenced until product specifications are agreed and a definitive arrangement is signed. Any definitive agreement with a customer, if entered into at all, may be on terms materially different than as disclosed in any announcement of an understanding or other arrangement that is not a definitive agreement. The actual results of the Company’s business may be materially different than as expected pursuant to any understanding that is not a definitive agreement, therefore undue reliance should not be placed on any agreement that is not a definitive agreement.

Electrovaya occasionally receives purchase orders that contain a series of milestones or deliverables, all or a portion of which may need to be completed in serial fashion before each subsequent activity and revenue generating milestones can be achieved. If each required milestone is not achieved, the entire amount of the purchase order may not be realized.

Pandemic outbreaks may have significant and far-reaching negative effects on our operations and our customers.

The global COVID-19 global pandemic created a number of risks in the Company’s business, not all of which may be quantifiable to or immediately identifiable by the Company. Future widespread outbreaks of disease may have similar effects on the Company’s business. The effects of lockdowns, lower efficiency and productivity from affected employees and due to regulations, costs of compliance with mitigation, such as physical separation or air quality installations, or personal protective equipment, disruptions to suppliers and increased costs, border and shipping restrictions, decreased customer engagement, and effects of disease outbreaks on customers’ business and the downstream effect of their purchases of battery products from us can all have a detrimental effect on our business and results of operations.

We may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals.

We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel who are familiar with our key customers and experienced in the battery industry. Industry demand for such employees, especially employees with experience in battery chemistry and battery manufacturing processes, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. This competition will intensify if the advanced battery market continues to grow, possibly requiring increases in compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established competitors who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our batteries and battery systems, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and results of operations.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

Laws regulating the manufacture or transportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

Laws and regulations exist today, and additional laws and regulations may be enacted in the future, which impose environmental, health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium-ion batteries. Complying with any laws or regulations could require significant time and resources from our technical staff and possible redesign of one or more of our products, which may result in substantial expenditures and delays in the production of one or more of our products, all of which could harm our business and reduce our future profitability. The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally. Compliance with these regulations, when applicable, increases the cost of producing and delivering our products.

Electrovaya does not have a collaborative partner to assist it in the development of its batteries, which may limit its ability to develop and commercialize its products on a timely basis.

Electrovaya believes that the formation of strategic partnerships will be critical for the Company to meet its business objectives. It will continue to seek arrangements with potential partners to mitigate development and commercialization risks going forward, balanced by its objective to maximize market share and penetration by not entering into exclusivity arrangements with a single partner.

The Company expects to continue to incur significant costs and invest considerable resources designing and testing batteries for use with, or incorporation into, specific products, which may not translate into revenue for long periods of time, or ever.

The development by the Company of new applications for its rechargeable batteries is a complex and time-consuming process. New battery designs and enhancements to existing battery models can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products could negatively impact the Company’s revenues. Significant revenue from these investments may not be achieved for a number of years, if at all. Moreover, these applications may never be profitable and even if they are profitable, operating margins may be low.

We depend on contract manufacturing.

There are many risks associated with contract manufacturing. Trade wars and associated tariffs, as well as other associated factors, such as Russia’s invasion of Ukraine could make contract manufacturing too expensive to operate. Our intellectual property is more difficult to control in contract manufacturing. Contract manufacturing could lead to products with inferior quality, especially as we will have to depend on the quality practices of the contract manufacturer. There is also potential loss of control of the supply chain, potential supplier credit risk, and third-party product and financial liability.

Our products depend on intellectual property, which may be subject to challenge or failures to adequately protect it.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to manufacture and sell our products. If we fail to protect our proprietary technology, we may lose any competitive advantage it provides. Others may claim that the Company’s products infringe on their intellectual property rights, which could result in significant expenses for litigation, developing new technology or licensing existing technologies from third parties. If we are unable to maintain registration of our trademarks, or if our trademarks or trade name are found to violate the rights of others, the Company may have to change its trademarks or name and lose any associated goodwill.

We have had a history of losses, and we may be unable to achieve or sustain profitability.

We have had a history of losses. We are continuously expanding our business and manufacturing capacity and therefore, we expect to incur expenses as we grow.

We may incur significant losses in the future for a number of reasons, including the risks described in this AIF, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, there will be an element of uncertainty around us achieving or sustaining profitability.

The Company manufactures products which can become hazardous in some circumstances.

Electrovaya is exposed to certain risks as a result of being in an industry that manufactures devices or products containing energy. All lithium-ion polymer batteries can become hazardous under some circumstances. In the event of a short circuit or other physical, electrical or thermal damage to these batteries, chemical reactions may occur that release excess heat or gases, which could create dangerous situations, including fire, explosions and releases of toxic fumes. The Company’s batteries may emit smoke, catch fire or emit gas, any of which may expose Electrovaya to product liability litigation. In addition, these batteries incorporate potentially hazardous materials, which may require special handling, and safety problems may develop in the future. Product failure or improper use of lithium-ion polymer battery products, such as the improper management of the charging/discharging system, may also result in dangerous situations. The identification of any health or safety concerns could affect the Company’s reputation and sales. Changes in environmental or other regulations affecting the manufacture, transportation or sale of Electrovaya’s products could also adversely affect the Company’s ability to manufacture or sell its products or result in increased costs or liability.

Electrovaya may be required to devote significant financial and management resources to processing and remedying warranty claims. If product liability issues arise, the Company could incur significant expenses and suffer damage to its reputation and the market acceptance of its products.

Our sales volume is not assured, and we depend on a limited number of customers for a significant portion of our sales.

The Company expects to continue to sell its products directly to corporate customers, but if these parties do not purchase these products or purchase them in lower quantities or over longer time periods than expected, Electrovaya’s revenue profile and cash flows may be severely affected. The Company continues to rely upon a limited number of customers for a significant portion of its sales and the loss of any customer could have a material adverse effect on its sales and operating results and make it more difficult to attract and retain other customers.

If overall market demand for the Company’s products and clean energy sources declines significantly, and consumer and corporate spending for such products declines, Electrovaya’s revenue growth will be adversely affected. Additionally, the Company’s revenues would be unfavorably impacted if customers reduce their purchases of new products or upgrades to the Company’s existing product lineup if such new offerings are not perceived to add significant new functionality or other value to prospective purchasers.

Electrovaya depends on the supply of certain raw materials and components for the manufacture of anodes, cathode and separators, the supply of which is beyond our control. Such raw materials, especially lithium salts, may be in short supply. As demand for lithium-ion batteries escalates there could be significant raw material shortages and the company may be unable to produce or deliver products to its customers or meet its cost targets due to escalation of prices of its raw materials.

Lithium salts vary in price as the demand for lithium-ion batteries moves, and the development of additional lithium salt supply to meet demand is not assured. In addition, Electrovaya’s battery management systems contain electronics and microchips. Prices for raw materials critical to the Company’s products could fluctuate and the price and delivery of electronic components and micro-chips can have high volatility. If the Company is unable to source critical raw materials and components in a cost-effective manner or at all, the Company may not be able to produce its products in the anticipated volume or at all, or charge a competitive price for its products, which could have a material adverse effect on its business and results of operations. Contract manufacturing reduces some of these risks to Electrovaya and moves it to the contract manufacturer.

Letters of Intent and Memoranda of Understanding Entered into by Electrovaya are non-binding and no definitive agreements may be executed.

Non-binding MoUs entered into by Electrovaya are subject to a number of risks including: (i) the arrangements are still in the negotiation phase and there is no assurance a definitive agreement will be reached or if reached, such agreement will be on the same terms as disclosed in the MoU, (ii) product specifications have not yet been agreed and thus Electrovaya cannot enter into a definitive agreement nor commence deliveries until the product specifications are agreed and a definitive arrangement is signed; (iii) no sales are assured under the MoUs and no firm irrevocable commitments have been obtained from the potential customer; and (iv) the MoUs and any definitive agreement entered into in furtherance thereof, may be subject to the same risk factors as the Contracts.

Our international operations and sales activities subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

Risks inherent to international operations and sales, include, but are not limited to, the following:

●	difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

●	impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that the local currencies of these countries are not freely convertible;

●	inability to obtain, maintain or enforce intellectual property rights;

●	changes in general economic and political conditions;

●	changes in foreign government regulations and technical standards, including additional regulation of rechargeable batteries, power technology, or the transport of lithium or phosphate, which may reduce or eliminate our ability to sell or license in certain markets;

●	requirements or preferences of foreign nations for domestic products could reduce demand for our products;

●	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

●	longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable, which may reduce the future profitability of foreign sales.

Our business in foreign jurisdictions (including the United States) requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business.

Our strategic plan includes growth, which we may not be able to manage effectively.

If the Company fails to manage growth successfully, it could experience delays, cost overruns or other problems. Similarly, the Company is in a specialized industry where qualified, key personnel may be difficult to retain or replace on a cost-effective basis.

The shift into large energy storage product lines exposes us to elevated levels of system failure and therefore reputational and product liability risk, as larger products have longer lives and greater voltage capacities, and are therefore relied on more heavily.

Electrovaya has plans to build and deliver large MWh sized energy storage systems for grid energy storage. Safety concerns are further heightened in these systems as they are necessarily larger and with greater voltages, yet are contained in a small space. Furthermore, these systems are for expected use in utilities and other electrical energy delivery applications where typical service life is longer than automotive or similar applications. There is a risk that our systems will not meet utility and similar industry standards.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our shares adversely, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We are exposed to risks associated with the fluctuation of currency values.

The Company is exposed to foreign currency risk. The Company’s functional currency is the US dollar and while the majority of its revenue is derived in United States dollars, a significant portion of the Company’s purchases and payroll are in Canadian dollars. Also, operations are located primarily in Canada. Any fluctuations in the value of any of these currencies relative to the US dollar or to each other may result in a material effect on the results of the Company’s operations.

Our share price may be volatile.

The market price of our common shares could be subject to significant fluctuations, and it may decline below the price at which you purchased it. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common shares at or above the price you paid. Some of the factors that may cause the market price of our common shares to fluctuate include:

●	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	fluctuations in our recorded revenue, even during periods of significant sales order activity;

●	changes in estimates of our future financial results or recommendations by securities analysts;

●	failure of any of our products to achieve or maintain market acceptance;

●	product liability issues involving our products or our competitors’ products;

●	changes in market valuations of similar companies;

●	success of competitive products or technologies;

●	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

●	announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

●	regulatory developments in Canada, the United States or foreign countries;

●	litigation involving us, our general industry or both;

●	additions or departures of key personnel;

●	investors’ general perception of us and our business; and

●	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common shares could decline for reasons unrelated to our business, financial condition or results of operations. The occurrence of any of the foregoing, without limitation, could cause the trading price of our shares to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common shares in the foreseeable future. Consequently, investors may need to rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common shares.

Adverse business or financial conditions affecting the electromotive and energy storage industries may have a material adverse effect on our development and marketing partners and our battery business.

Our financial results may vary significantly from period-to-period due to the long and unpredictable sales cycles for some of our products and changes in the mix of products we sell during a period, which may lead to volatility in our operating results and share price.

Much of our business depends on and is directly affected by the general economic state of Canada and the United States and the global material handling and energy storage industry. Possible effects could include reduced spending on alternative energy systems, a delay in the introduction of new, or the cancellation of new and existing, hybrid and electric vehicles and programs, and a delay in the conversion of existing batteries to lithium-ion batteries, each of which would have a material adverse effect on our business.

The size and timing of our revenue from sales to our customers is difficult to predict and is market dependent. Our sales efforts often require us to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle for us, typically many months. In some markets such as the transportation market, there is usually a significant lag time between the design phase and commercial production. We spend substantial amounts of time and money on our sales efforts and there is no assurance that these investments will produce any sales within expected time frames or at all. Given the potentially large size of battery development and supply contracts, the loss of or delay in the signing of a contract or a customer order could significantly reduce our revenue in any period. Since most of our operating and capital expenses are incurred based on the estimated number of design wins and their timing, they are difficult to adjust in the short term. As a result, if our revenue falls below our expectations or is delayed in any period, we may not be able to reduce proportionately our operating expenses or manufacturing costs for that period, and any reduction of manufacturing capacity could have long-term implications on our ability to accommodate future demand.

Our profitability from period-to-period may also vary significantly due to the mix of products that we sell in different periods. As we expand our business we expect to sell new battery and battery system products into new markets and applications. These products are likely to have different cost profiles and will be sold into markets governed by different business dynamics. Consequently, sales of individual products may not necessarily be consistent across periods, which could affect product mix and cause revenues and profit or loss to vary significantly.

As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not meaningful in every circumstance and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common shares could fall substantially either suddenly or over time.

We are dependent upon customers who manufacture their own finished products for our sales, and the actions and risks affecting these customers may also affect us, which risks we may not be able to effectively mitigate.

To be commercially useful, battery products must be integrated into products manufactured by customers, such as OEMs. We can offer no guarantee that such customers will manufacture appropriate, durable or safe products incorporating our products. Any integration, design, manufacturing or marketing problems encountered by such OEMs could adversely affect our reputation and therefore the market for our products and our financial results. The Company does not have visibility into the operating and business processes of its customers.

We may face potential delays in construction and commissioning of the Jamestown, New York facility.

The Company is in the process of developing a lithium-ion battery cell and system manufacturing facility located near Jamestown, New York. Construction, equipment installation, commissioning and validation activities at this facility are subject to a number of risks and uncertainties that may result in delays, increased costs or changes in the expected timing or scope of the project. These risks include, but are not limited to, the availability and timely delivery of specialized manufacturing equipment, contractor and labour availability, supply chain disruptions, regulatory or permitting delays, utility-service readiness, and variability in construction and commissioning schedules. Any material delay in construction, commissioning or commencement of operations at the Jamestown facility could affect the Company’s ability to scale production, meet customer demand, or realize anticipated operational, financial or strategic benefits from the facility. There can be no assurance that the Jamestown project will be completed within the anticipated schedule or budget, or that operational milestones will be achieved as planned.

Electrovaya Solid State Battery developments may not result in any commercially viable technology.

The Company may be unsuccessful in demonstrating viability, performance and manufacturability of its Solid State platform.

US Incentives related to the Inflation Reduction Act are Retracted.

The Company believes that the Inflation Reduction Act provides a strong incentive to manufacture batteries in its planned manufacturing site in Jamestown, New York. Changes to this legislation could adversely impact the business case for these operations.

The Company’s business is subject to risks associated with doing business in foreign jurisdictions including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect the Company’s financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny, imposing quotas or supply limitations or taking other actions which could apply to the jurisdictions in which the Company operates, could negatively impact the Company’s business.

The recent changing tariff policy between the United States and Canada adds a degree of uncertainty around the Company’s ability to move goods freely across the border and utilize its Canadian based manufacturing sites for US exports. As a mitigating factor, Electrovaya is able to build battery systems at its Jamestown New York facility, which would reduce the impact of these potential tariffs.

Potential expiry, withdrawal or renegotiation of the United States–Mexico–Canada Agreement (USMCA).

The United States–Mexico–Canada Agreement (“USMCA”) governs a significant portion of North American trade activity, including the movement of raw materials, components and finished goods used in the Company’s operations. Under the agreement’s review mechanism, any Party may elect to withdraw from or decline to renew USMCA, and the agreement may also be subject to renegotiation or amendments. There is no assurance that USMCA will remain in effect in its current form.

Any expiry, withdrawal or material modification of USMCA could result in the imposition of new tariffs, duties, customs barriers, rules-of-origin requirements, or other trade restrictions affecting goods moving between Canada, the United States and Mexico. Such changes could increase the Company’s cost of importing materials or equipment, affect the pricing and competitiveness of battery systems manufactured in Canada or the United States, disrupt established supply chains, or require modifications to sourcing, manufacturing or logistics strategies. These effects could be heightened given the Company’s ongoing development of its U.S. manufacturing facility in Jamestown, New York, as well as its reliance on cross-border trade for equipment, components, and customer deliveries.

Changes to USMCA could also create uncertainty for customers operating integrated North American logistics or manufacturing operations, which may affect purchasing decisions or the timing of commercial programs involving the Company’s products. The Company may incur additional costs or delays in responding to new regulatory or customs requirements and may not be able to fully mitigate the impact of any adverse changes.

There can be no assurance that USMCA will remain in force, be renewed on existing terms, or be replaced by an agreement offering comparable trade protections. Any material adverse change to the USMCA framework could negatively affect the Company’s operations, cost structure, and financial performance.

Electric vehicles are a significant target industry that is subject to evolving and unforeseen changes.

The Company targets sales of its products to the electric vehicle industry, which is rapidly evolving and may not develop as anticipated. The regulatory frameworks, in Canada and in foreign jurisdictions, governing the industry are currently uncertain and may remain uncertain for the foreseeable future. The deployment of incentives by governments encouraging the adoption of electric vehicles have been variable over time and there can be no certainty that similar incentives will be available to customers going-forward, which could decrease demand for electric vehicles and their components. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect the Company’s business, financial condition, and operating results.

12.	Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans, and interests of insiders in material transactions, where applicable, is contained in the management information circular for our most recent annual meeting of shareholders that involved the election of directors. Additional information is also included in our consolidated financial statements and MD&A for our most recently completed financial year. The foregoing and other information about the Company can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com and on the Company’s website at www.Electrovaya.com.

13.	Audit Committee

The text of the Company’s Audit Committee Charter is appended as Appendix “A”.

The members of the Audit Committee of the Company are indicated in the listing of Directors in the section above entitled “Directors and Officers”. All members of the Audit Committee are financially literate and independent.

In addition to carrying out its statutory legal responsibilities (including review of the Company’s annual consolidated financial statements prior to their presentation to the Board) the Audit Committee reviews all financial reporting, including interim financial statements and management’s discussion and analysis. The Audit Committee meets or confers with the Company’s external auditors and with members of management at least four times a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditors to be appointed as the Company’s auditors at the annual meeting and the terms of their remuneration.

Pursuant to the Audit Committee’s charter, any non-audit services to be provided to the Company must be approved by the Audit Committee prior to the auditors’ engagement. Non-audit services are approved on an engagement-by-engagement basis.

The following summarizes the fees paid for professional services rendered to the Company for the years ended September 30, 2025 and September 30, 2024:

Audit Fees	2025*	2024*
Audit fees	$345,360	$440,118
Audit related fees	$55,682	$23,643
Tax compliance	$—	$4,416
Other audit related	—	—
Total	$401,042	$468,177

* Converted into US dollars at the average rate for the fiscal year ended September 30, 2025 and 2024 respectively (2024:1.3986 Cdn dollars per US dollar 2023: 1.3587 Cdn dollars per US dollar;)

Appendix “A”
Audit Committee Charter

ELECTROVAYA INC.

1.	General

It is the policy of Electrovaya Inc. (the “Corporation”) to establish and maintain an Audit Committee (the “Committee”), composed entirely of independent directors, to assist the board of directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board, including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

2.	Composition of the Committee

2.1	The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Committee shall appoint one member to be the chair of the Committee (the “Chair”).

2.2	Each director appointed to the Committee by the Board shall be an outside director who is unrelated. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities. Notwithstanding these guidelines, determination of independence is to be decided by the Board, whose decision is final.

2.3	Each member of the Committee shall be “financially literate”. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

3.	Meetings of the Committee

3.1	The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall also correspond with the review of the quarterly financial statements and management’s discussion and analysis.

3.2	Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee. However, no notice of a meeting shall be necessary if all of the members are present either in person or by means of telephone or web conference, or other communication equipment, or if those absent waive notice or otherwise signify their consent to the holding of such meeting.

3.3	Notice of a meeting of the Committee shall:

3.3.1	be in writing;

3.3.2	state the nature of the business to be transacted at the meeting in reasonable detail;

3.3.3	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

3.3.4	be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

3.4	A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee. However, it shall be the practice of the Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

3.5	Any matter to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Any action of the Committee may also be taken by an instrument or instruments in writing signed by all of the members of the Committee (including in counterparts, by facsimile or other electronic signature) and any such action shall be as effective as if it had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

3.6	A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

3.7	In the absence of the Chair, the members of the Committee shall choose one of the members present to be chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the secretary of the meeting.

3.8	The chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee; however, the Committee (i) shall meet with the external auditors independent of management, as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

3.9	The Committee shall hold an in-camera session without any senior officers present at each meeting of the Committee, unless such a session is not considered necessary by the members present.

3.10	Minutes shall be kept of all meetings of the Committee and shall be signed by the chair and the secretary of the meeting.

4.	Committee Responsibilities

The Committee’s primary responsibilities are to:

4.1	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

4.2	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

4.3	engage independent counsel and other advisors as it determines necessary to carry out its duties;

4.4	set and pay the compensation for any advisors employed by the audit committee

4.5	monitor the independence and performance of the Corporation’s external auditors;

4.6	communicate directly with the internal and external auditors;

4.7	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

4.8	directly oversee the external audit process and results;

4.9	provide an avenue of communication among the external auditors, management and the Board; and,

4.10	ensure that there is an appropriate standard of corporate conduct relating to the internal controls and financial reporting of the Corporation.

5.	Duties

5.1	The Committee shall:

5.1.1	review the audit plan with the Corporation’s external auditors and with management;

5.1.2	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

5.1.3	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

5.1.4	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

5.1.5	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

5.1.6	consider whether the Corporation’s financial disclosures are complete, accurate, prepared in accordance with IFRS and fairly present the financial position of the Corporation;

5.1.7	obtain timely reports from the external auditors describing critical accounting policies and practices applicable to the Corporation, the alternative treatment of information in accordance with IFRS that were discussed with the CFO of the Corporation, the ramifications thereof, and the external auditor’s preferred treatment, and should review any material written communications between the Corporation and the external auditor;

5.1.8	review and discuss with senior officers of the Corporation any guidance being provided on the expected future results and financial performance of the Corporation, and provide its recommendations on such guidance to the Board;

5.1.9	review the procedures which are in place for the review of the public disclosure by the Corporation of financial information extracted or derived from the financial statements of the Corporation and periodically assess the adequacy of such procedures;

5.1.10	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

5.1.11	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

5.1.12	review with financial management and the external auditors the quarterly unaudited financial statements and management’s discussion and analysis before release to the public;

5.1.13	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses or securities offering documents (including documents incorporated by reference therein), annual reports, annual information forms, management’s discussion and analysis and press releases containing financial information;

5.1.14	review, consider and if appropriate, approve any transactions between the Corporation and related parties of the Corporation and specifically reviewing the actions taken by, and especially non-management expenditures proposed by Board members to certify that these are correctly in the best interests of the Company and not just in the interest of a Board member or group of Board members;

5.1.15	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

5.1.16	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditors or the discharge of the external auditors when circumstances are warranted;

5.1.17	consider the recommendations of management in respect of the appointment of the external auditors;

5.1.18	pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities (if any);

5.1.19	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and consider the potential impact of such services on the independence of the external auditors;

5.1.20	review the fees paid by the Corporation to the external auditor in respect of audit and non-audit services on an annual basis;

5.1.21	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 — Continuous Disclosure Obligations (or any successor instrument) of the Canadian Securities Administrators and the planned steps for an orderly transition period;

5.1.22	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditors and any former external auditors;

5.1.23	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors; and

5.1.24	review with management at least annually, the financing strategy and plans of the Corporation.

5.2	The Committee has the authority to:

5.2.1	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates (to the extent necessary);

5.2.2	discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

5.2.3	engage independent counsel and other advisors as it determines necessary to carry out its duties;

5.2.4	to set and pay the compensation for any advisors employed by the Committee;

5.2.5	conduct any investigation considered appropriate by the Committee; and

5.2.6	at any meeting, request the presence of the auditor, a member of senior management or any other person who could contribute to the subject of the meeting.

5.3	The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

6.	Chair of the Committee

6.1	The Committee will appoint one member who is qualified for such purpose to be Chair, to serve until the next annual election of directors or otherwise until his or her successor is duly appointed. If, following the election of directors, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

6.2	The Chair should:

6.2.1	provide leadership to the Committee and oversee the functioning of the Committee;

6.2.2	chair meetings of the Committee (unless not present), including in-camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations and decisions of the Committee, and otherwise at such times and in such manner as the Chair considers advisable;

6.2.3	ensure that the Committee meets at least quarterly in each financial year of the Corporation, and otherwise as is considered advisable;

6.2.4	in consultation with the Chairman of the Board and the members of the Committee, establish dates for holding meetings of the Committee;

6.2.5	set the agenda for each meeting of the Committee, with input from other members of the Committee, the Chairman of the Board, and any other appropriate individuals;

6.2.6	ensure that Committee materials are available to any director upon request;

6.2.7	act as a liaison, and maintain communication, with the Chairman of the Board, and the Board to coordinate input from the Board and to optimize the effectiveness of the Committee;

6.2.8	report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

6.2.9	assist the members of the Committee to understand and comply with the responsibilities contained in this mandate;

6.2.10	foster ethical and responsible decision making by the Committee;

6.2.11	together with the Board, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;

6.2.12	ensure appropriate information is provided to the Committee by the senior officers of the Corporation to enable the Committee to function effectively and comply with this mandate;

6.2.13	ensure that appropriate resources and expertise are available to the Committee;

6.2.14	ensure that the Committee considers whether any independent counsel or other experts or advisors retained by the Committee are appropriately qualified and independent in accordance with the applicable laws;

6.2.15	facilitate effective communication between the members of the Committee and the senior officers of the Corporation, and encourage an open and frank relationship between the Committee and the external auditor;

6.2.16	attend, or arrange for another member of the Committee to attend, each meeting of the shareholders of the Corporation to respond to any questions from shareholders that may be asked of the Committee; and

6.2.17	perform such other duties as may be delegated to the Chair by the Committee or the Board from time to time.

7.	Removal and Vacancies

Any member of the Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as he or she resigns or ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board on the recommendation of the Committee. If a vacancy exists on the Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

8.	Assessment

At least annually, the Committee will assess its effectiveness in fulfilling its responsibilities and duties as set out in this Mandate and in a manner consistent with the Board mandate to be adopted by the Board.

9.	Review and Disclosure

The Committee will review this Mandate at least annually and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

10.	Access to Outside Advisors

The Committee may retain any outside advisor, at the expense of the Corporation at any time and has the authority to determine any such advisor’s fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation and its subsidiaries which it deems relevant to the performance of its duties.